June 16, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Susan Block, Esq., Attorney-Advisor

Re:	Euronav NV
Draft Registration Statement on Form F-1
Submitted April 29, 2014
CIK No. 0001599972

Dear Ms. Block:

Reference is made to the draft confidential registration statement on Form F-1 (the “Draft Registration Statement”) of Euronav NV (the “Company”) in connection with the registration of the Company’s ordinary shares under the Securities Act of 1933, as amended, that was confidentially submitted to the U.S. Securities and Exchange Commission (the “Commission”) for review on April 29, 2014. By letter dated May 23, 2014 (the “Comment Letter”), the staff of the Commission (the “Staff”) provided the Company with its comments to the Draft Registration Statement. The amended draft registration statement on Form F-1 (the “Amended Draft Registration Statement”), which responds to the Staff’s comments contained in the Comment Letter, is today being submitted to the Commission for confidential review.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Amended Draft Registration Statement. The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

U.S. Securities and Exchange Commission

June 16, 2014

The Company advises the Staff that if any written communications or research reports are prepared, published or distributed as permitted under the Jumpstart Our Business Startups Act prior to the effectiveness of its registration statement on Form F-1, the Company undertakes to provide such materials to the Staff on a supplemental basis. As of the date hereof, no such materials have been prepared, published or distributed.

2.	We note that you have included graphics following the cover page of the prospectus. Please tell us, with a view towards revised captions, whether the graphics are reproductions of your actual vessels in operation or if they are artistic renderings not based on your actual vessels. Additionally, prior to printing and distribution of the preliminary prospectus, please provide us with any other mock -ups of pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

The Company advises the Staff that the graphics appearing following the cover page of the prospectus are photographic reproductions of its actual vessels in operation. The Company has revised the accompanying captions to indicate that these are the Company’s vessels. The Company confirms that prior to printing and distributing its preliminary prospectus, it will provide the Staff with any other mock-ups of pages that include pictures or graphics and the accompanying captions.

3.	We note that you have leased office space. Please provide the disclosure required by Item 4.D of Form 20-F or tell us why it’s not necessary.

The Company respectfully advises the Staff that it leases office space and has the following leases as of March 31, 2014:

•	Belgium, located at Belgica Building, De Gerlachekaai 20, Antwerp, Belgium, for a yearly rent of $196,189 with approximately 36 employees at this location;

•	Greece, located at 69 Akti Miaouli, Piraeus, Greece 185 37, for a yearly rent of $238,185 with approximately 66 employees at this location;

•	France, located at Quai Ernest Renaud 15, CS20421, 44104 Nantes Cedex 1, France, for a total yearly rent of $36,104 with approximately 7 employees at this location;

•	London, located at Moreau House, 3rd Floor, 116 Brompton Road, London SW3 1JJ for a yearly rent of $372,095, with approximately 8 employees at this location.

The Company has included this disclosure in the Amended Draft Registration Statement, under the heading “Business—Properties.” The Company advises the Staff on a supplemental basis that these leased properties are for office purposes only and no products are produced on these premises.

U.S. Securities and Exchange Commission

June 16, 2014

4.	Please define FSMA the first time it is used in the document.

In response to the Staff’s comment, the Company has defined the term “FSMA” as the Belgian Financial Services and Markets Authority at its first use on page 137 of the Amended Draft Registration Statement.

Prospectus Summary, page 1

5.	In one of the opening paragraphs, please include your revenue and net losses (or profit) for the most recent audited and interim stub, as applicable. This will help to provide a financial snapshot of your company. We also note that you have described your competitive strengths elsewhere in the summary. Please also balance the disclosure in the summary by discussing the decrease in voyage and time charter revenues in the 2013 fiscal year, the capital-intensive nature of your business and your other key risks.

In response to the Staff’s comment, the Company has revised the section entitled “Prospectus Summary—Our Business” to include the following disclosure:

“We operate in a capital intensive industry and have historically financed our purchase of tankers and other capital expenditures through a combination of cash generated from operations, equity capital, borrowings from commercial banks and the issuance of convertible notes. Our ability to generate adequate cash flows on a short- and medium-term basis depends substantially on the trading performance of our vessels. Historically, market rates for charters of our vessels have been volatile. For example, during the year ended December 31, 2013, our voyage charter and pool revenues decreased by 3%, from $175.9 million to $171.2 million, and our time charter revenue decreased by 8%, from $144.9 million to $133.4 million. During the three months ended March 31, 2014, our voyage charter and pool revenues increased by 65%, from $40.6 million to $66.8 million, reflecting higher realized spot market charter rates, and our time charter revenue increased by 4%, from $37.7 million to $39.2 million. Periodic adjustments to the supply of and demand for oil tankers cause the industry to be cyclical in nature. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short- and medium-term revenue and liquidity.

For our fiscal year ended December 31, 2013, we had $304.6 million in revenue and incurred a net loss of $89.7 million, and for the three month period ended March 31, 2014, we had $106.1 million in revenue and recorded a net profit of $1.4 million. There is no guarantee that our past results will be indicative of our future performance.”

Our Business, page 1

6.	We note you disclose your principal shareholders percentage ownership in the second paragraph. Please update, to the extent practicable, to reflect their ownership percentages post-offering. Please update also at page 6, under “Principal shareholders’ and directors,” and at page 11, under “Corporate Structure,” and throughout as necessary.

U.S. Securities and Exchange Commission

June 16, 2014

In response to the Staff’s comment, the Company has revised the Amended Draft Registration Statement to include placeholders for the ownership of its principal shareholders upon completion of the offering. The Company confirms that it will complete this information when it becomes available.

7.	We note your disclosure that you have agreed to acquire 15 vessels from Maersk Tankers Singapore Pte Ltd. Please file the acquisition agreement as an exhibit or tell us why this agreement is not material to you.

In response to the Staff’s comment, the Company has filed the Maersk Framework Agreement and a form of memorandum of agreement as exhibits to the Amended Draft Registration Statement. The Company advises that Staff that it believes that filing the memorandum of agreement for each vessel would be redundant, administratively difficult and burdensome. The filed form of memorandum of agreement, together with the existing information about the Maersk Acquisition Vessels contained in the prospectus, including vessel specifications, expected delivery dates and aggregate purchase price, provides investors with the material terms set forth in the memoranda of agreement. The Company believes that no other information is needed to understand the memorandum of agreement for each vessel. In addition, each memorandum of agreement is substantially the same. As such, the incremental benefit of filing each memorandum of agreement is not material.

8.	We note that you reference your charters with Chevron, Maersk Oil, Total and Valero in the fifth paragraph of this section. Please revise to clarify that you do not have exclusive charter agreements in place with Chevron, Maersk Oil, Total and Valero and there is no guarantee that they will continue a chartering relationship with you. Please also revise the “Strong and strategic relationships…” paragraph on page 6 accordingly.

In response to the Staff’s comment, the Company has revised its disclosure throughout the Amended Draft Registration Statement to clarify that it does not have exclusive charter agreements in place with Chevron, Maersk Oil, Total and Valero and that there is no guarantee that these companies will continue their relationships with the Company.

9.	We note your disclosure in the fifth paragraph of this section that your chartering strategy allows you to capitalize on opportunities in an environment of increasing rates by maximizing your exposure to the spot market. Please revise to add balancing language that your exposure to the spot market will also subject your fleet to spot market downside if and to the extent charter rates decrease.

In response to the Staff’s comment, the Company has revised the referenced disclosure to state: “While we believe that our chartering strategy allows us to capitalize on opportunities in an environment of increasing rates by maximizing our exposure to the spot market, our vessels operating in the spot market may be subject to market downturns to the extent spot market rates decline.”

U.S. Securities and Exchange Commission

June 16, 2014

Positive Industry Fundamentals, page 5

Increased global oil consumption, page 5

10.	Please refrain from presenting compound annual growth rates where the disclosure is not accompanied by the numbers for each year because it tends to illustrate two points in time and does not show trends in the intervening years. Please also revise under the International Shipping Industry Section, at page 76, and throughout, as necessary.

In response to the Staff’s comment, the Company has removed references to compound annual growth rate throughout the Amended Draft Registration Statement where the disclosure is not accompanied by the numbers for each year.

11.	Please revise to add balancing language that there is no guarantee that past growth rates in oil consumption will continue.

In response to the Staff’s comment, the Company revised the referenced disclosure to add balancing language to state that there is no guarantee that past growth rates in oil consumption will continue.

Competitive Strengths, page 5

Strong and strategic relationships, page 6

12.	Please provide us with support for your statement that your charters are “high quality” and briefly describe the characteristics that make them so.

In response to the Staff’s comment, the Company has removed references to “high quality” charterers throughout the Amended Draft Registration Statement.

Experienced management team with a proven growth track record, page 6

13.	Please remove the reference to your “proven growth track record” and similar statements.

In response to the Staff’s comment, the Company has removed references to the “proven growth track record” of its management team throughout the Amended Draft Registration Statement.

Demonstrated access to financing, page 6

14.	Your statement in this section that you have demonstrated your ability to access financing throughout your history and during the recent global financial crises suggests you are guaranteeing this outcome in the future. Please balance this discussion by indicating that there is no guarantee that you will be able to access financing similarly going forward.

U.S. Securities and Exchange Commission

June 16, 2014

In response to the Staff’s comment, the Company has revised the referenced disclosure to state that there is no guarantee that the Company will be able to access financing in the future in the same manner as it has done in the past.

Our Business Strategies, page 7

15.	Please explain what it means to “dynamically” manage the size of your fleet. As such, please revise to clarify.

In response to the Staff’s comment, the Company has removed references to its “dynamically” managed fleet.

16.	We note your disclosure that you intend to reinforce your position as one of the “leading” global tanker owners and operators. Please revise to state that this is your belief, substantiate this statement to us or remove this statement.

In response to the Staff’s comment, the Company has removed references to its position as a “leading” global tanker owner and operator.

Selectively buy and sell vessels, page 7

17.	We note your disclosure that you intend to selectively buy and sell vessels in order to maintain high quality vessels at attractive prices. Please revise this paragraph to include balancing language that there is no guarantee that you will able to do so.

In response to the Staff’s comment, the Company has revised the referenced disclosure to state: “While there is no guarantee that we will be able to acquire and dispose of vessels according to this strategy in the future, we believe that our disciplined acquisition approach, combined with our management’s knowledge of the tanker sector, will provide us with opportunities to manage the size of our fleet and generate returns for our shareholders.”

Recent Developments, page 7

18.	We note the disclosure in the second paragraph regarding the Maersk Acquisition Vessels and that you expect to take delivery of the 12 remaining vessels during the first half of 2014. We note, however, that there appear to be 13 Maersk Acquisition Vessels listed in the chart at the top of page 3, which are listed as to be delivered. Please revise for consistency or advise.

The Company advises the Staff that it has updated its fleet chart under the headings “Prospectus Summary—Our Business—Our Fleet” and “Business—Business Overview—Our Fleet” to rectify this discrepancy.

U.S. Securities and Exchange Commission

June 16, 2014

Unaudited results for the three months ended March 31, 2014 and 2013, page 9

19.	We note from footnote (1) that the that data presented for the three months ended March 31, 2014 have been prepared in accordance with IFRS and are unaudited. We also note that the comparative figures for 2013 have been restated following the application of IFRS 10 and IFRS 11 on Joint Arrangements. Please revise to disclose how the adoption of IFRS 10 and IFRS 11 impacted your reported results of operations and financial condition for the three months ended March 31, 2013. Also please tell us and revise MD&A to discuss how the adoption of IFRS 10 and IFRS 11 impacted the accounting treatment for your investments in your joint ventures and explain in MD&A how the adoption of this guidance will impact your accounting treatment of your joint ventures for the various periods presented in your consolidated financial statements.

The Company respectfully advises the Staff that the financial information included under “Prospectus Summary—Recent Developments—Unaudited results for the three months ended March 31, 2014 and 2013” referenced in the Staff’s comment above was prepared in accordance with IFRS, as adopted by the EU, which required the application of IFRS 10 and IFRS 11 beginning in 2014 (resulting in the presentation of a restated comparative period for 2013). Such financial information has been removed from the Amended Draft Registration Statement.

The Company further advises the Staff that it has included in the Amended Draft Registration Statement its unaudited condensed consolidated interim financial statements as of and for the three months ended March 31, 2014 and 2013, which have been prepared in accordance with IFRS, as issued by the IASB. IFRS 10 and IFRS 11 were applicable to the preparation of financial statements under IFRS, as issued by the IASB, effective in 2013 with retroactive application for all periods presented, and accordingly, the Company was not required to restate figures in the comparative period for 2013, with respect to such financial information currently presented in the Amended Draft Registration Statement. The Company additionally advises the Staff that the sections entitled “Summary Financial and Operating Data,” “Selected Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are also updated with the Company’s unaudited financial results for the three months ended March 31, 2014, with such information being derived from the unaudited condensed consolidated interim financial statements included in the Amended Draft Registration Statement, which have been prepared in accordance with IFRS, as issued by the IASB.

Summary Financial and Operating Data, page 15

Selected Consolidated Financial and Other Data, page 48

20.	Refer to footnote (6) – Please revise footnote (6) to provide the calculation of “net revenues” for your VLCC, Suezmax, and Tanker fleets.

In response to the Staff’s comment, the Company has revised the referenced footnote to include the calculation of “net revenues” for its VLCC, Suezmax, and Tanker fleets.

U.S. Securities and Exchange Commission

June 16, 2014

21.	We note that you present the measure daily general and administrative expenses in your Summary Financial and Operating Data and in your Selected Consolidated Financial and Other Data. We further note from footnote (8) that this measure is calculated by dividing general and administrative expenses by calendar days for both your owned fleet as well as for the fleet you have in joint ventures for the relevant time period. Since the general and administrative expenses associated with your joint ventures are not reflected in your consolidated financial statements under IFRS, we do not believe it is appropriate to present a measure that includes expenses that are not included in your financial statements on a consolidated basis. If you wish to present this measure, please revise this measure to exclude the general and administrative expenses and related calendar days of operation for the fleet of your joint venture operations.

In response to the Staff’s comment, the Company has included data with respect to general and administrative expenses associated with (i) its owned tanker segment, per vessel, and (ii) its owned tanker segment plus joint ventures, per vessel.

22.	We note that you present the non-GAAP measure “EBITDA” in your Summary Financial and Operating Data and your Selected Consolidated Financial and Other Data. We further note from footnote (9) that your calculation of EBITDA makes an adjustment for your share of profit and loss of equity accounted investees. As EBITDA by definition is earning before interest, taxes, depreciation and amortization, please revise to either eliminate the adjustment for your share of profit and loss of equity accounted investees or alternatively, revise to label this measure as “adjusted EBITDA”. In addition, if the measure is retitled “adjusted EBITDA” please tell us and revise your disclosure in footnote (9) to explain why a measure which excludes your share of the profit and loss of equity accounted investees provides useful information to potential investors in your ordinary shares.

In response to the Staff’s comment, the Company has revised the referenced footnote to present both EBITDA and adjusted EBITDA, and the reconciliation of each measure to profit (loss) for the relevant period. The Company further advises the Staff that in its calculation of adjusted EBITDA, it has included its share of EBITDA attributable to its equity accounted investees, as the Company believes this addition provides meaningful information about the Company’s performance to potential investors.

Risk Factors, page 21

If the tanker industry, which historically has been cyclical, page 21

23.	To the extent practicable, please indicate where the tanker industry is in the cycle, so that investors can assess the risk.

In response to the Staff’s comment, the Company has revised the referenced risk factor to indicate where the tanker industry is in the cycle.

U.S. Securities and Exchange Commission

June 16, 2014

We are dependent on spot charters, page 29

24.	Please revise to discuss and quantify whether spot charter rates are high or low in comparison to historical rates so that investors can assess the discussed risk.

In response to the Staff’s comment, the Company has revised the referenced risk factor to discuss and quantify whether spot charter rates are high or low in comparison to historical rates.

Our shareholders residing in countries, page 35

25.	The wording of your risk factor on page 35 is vague and not helpful to any potential U.S. investor seeking to assess the risk you are trying to convey. At the very least, indicate in this discussion, and in the discussion beginning on page 139 regarding dividends that are subject to withholding in Belgium, whether there is a treaty concerning the avoidance of double taxation between the Kingdom of Belgium and the United States that reduces the Belgian dividend withholding tax rate for U.S. residents holding shares in Belgian companies and what that rate is. We note there is a reference in the section of the prospectus concerning federal taxation of U.S. holders of Euronav’s shares on page 135 to “the U.S.-Belgian Treaty” but with no other identifying information and no discussion of the treaty.

In response to the Staff’s comment, the Company has revised the referenced disclosure to include a discussion of the tax treaty between the United States and the Kingdom of Belgium.

We may be unable to comply with the restrictions and financial covenants, page 36

26.	If there is a risk that you may not be able to maintain any of the financial ratios or covenants, please disclose the ratios or covenants that you need to maintain here and show how you currently satisfy the ratios or covenants, so that investors can assess the risk.

The Company respectfully advises the Staff that as of March 31, 2014 and December 31, 2013, it was in compliance with the financial covenants in its debt agreements, and has revised the referenced risk factor to so state. The Company further advises the Staff that it expects to continue to be in compliance with these covenants in the future. As such, the Company does not believe that additional information on how its financial ratios and covenants are satisfied would present a more meaningful risk disclosure.

Use of Proceeds, page 42

27.	We note the mention of general capital purposes, working capital, acquisition of secondhand vessels or repayment of indebtedness, as possible use of proceeds. If known, please revise to indicate the approximate estimated use of proceeds that you will use for each separately or advise. Refer to Item 3.C.1 of Form 20 -F.

U.S. Securities and Exchange Commission

June 16, 2014

The Company confirms to the Staff that it will separately indicate the estimated amount of net proceeds it expects to use for each stated purpose when such information is determined.

28.	Please revise to discuss your plan for acquiring additional vessels in greater detail, if known, including whether you have determined a number of vessels to be purchased, the price of those vessels, as well as major vessel characteristics, such as age, size class, and other criteria. Refer to Item 3.C.2 of Form 20-F.

The Company respectfully advises the Staff that, as of the date hereof, it has no specific plans to acquire new or secondhand vessels for which the net proceeds of the offering will be used, and confirms that if such plans change, the Company will disclose the amount of net proceeds of the offering expected to be so used, the number of vessels to be purchased, the purchase price of such vessels and the main vessel characteristics of the vessels to be acquired.

29.	In the alternative to the above two comments, if you do not have any specific plans for the proceeds, please discuss the principal reasons for the offering. Refer to Item 3.C.1 of Form 20-F.

The Company refers the Staff to its responses in comment #27 and comment #28, above.

Capitalization, page 43

30.	Please revise to provide footnote disclosures explaining the nature and amounts of the various adjustments that have been made to your historical capitalization amounts in connection with the various transactions that have been described in the second bullet point in the paragraph preceding your capitalization table to arrive at the “as adjusted” amounts presented in the table. Your revised disclosure should clearly explain the nature and amounts of the various adjustments made to the historical amounts to arrive at the as adjusted amounts that have been disclosed.

In response to the Staff’s comment, the Company has updated the capitalization table as of March 31, 2014, and has included explanatory disclosure to clarify the amounts of the transactions included in the “as adjusted” column.

Management Discussion and Analysis, page 52

Critical Accounting Policies, page 57

Vessel Impairment, page 58

31.

We note the disclosure on page 58 which indicates that the carrying amounts of your vessels are reviewed at each reporting date to determine whether there is any indication of impairment, and if any such indication exists, the recoverable amount is estimated. We further note that you define your cash generating unit not as a single vessel but as a group of vessels operated as a fleet and as such you have defined two cash generating units, namely FSOs and tankers. Given that your

U.S. Securities and Exchange Commission

June 16, 2014

various vessels appear to operate independently of each other and operate under their own separate chartering arrangements with their own individual crews, please explain in further detail why you do not believe that your individual vessels represent separate cash generating units which should be evaluated individually for potential impairments in their recorded values pursuant to the guidance in IAS 36. Absent a satisfactory response to this matter, we would expect your impairment analysis for all periods presented in your financial statements to be performed separately for each of your vessels since each of your vessels appears to represent a separate cash generating unit as defined in paragraph 6 of IAS 36.

The Company respectfully advises the Staff that it believes that it has properly defined its cash generating unit as a group of vessels operating as a fleet in accordance with IAS 36, rather than on an individual basis. While the Company’s vessels operate independently of each other under separate charters, the Company believes that its vessels are substantially interchangeable such that they should not individually represent a separate cash generating unit for purposes of an impairment analysis. For example, the Company’s time charter agreements often permit the applicable chartered vessel to be replaced by a similarly sized vessel with like characteristics, and the Company has, in the past, exchanged vessels across multiple charterers in reliance on this provision. In addition, with respect to the Company’s pooling arrangement with the TI Pool, vessels are highly interchangeable and are not assigned to a voyage until a certain number of days prior to commencing employment, under the assumption that any available vessel operating within the pool with similar specifications can complete the voyage. Furthermore, the Company advises the Staff that, due to its participation in pooling arrangements, where the Company receives its share of net voyage revenue less administrative expenses in accordance with a system of points allocated to each vessel, it would not be possible to determine the amount of cash inflows at the level of each individual vessel. Accordingly, the Company believes its vessel impairment methodology is in compliance with IAS 36 and the applicable IFRS requirements.

32.	Please note that the Critical Accounting Policies section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. In making disclosures under FR-60, registrants need not repeat information that is already included in the financial statements or other sections of the filing. In this regard, we note the disclosure indicating that in estimating future charter rates for your vessels for purposes of performing your impairment analysis pursuant to IAS 36, management takes into consideration estimated daily time charter equivalent rates for each vessel type over the estimated remaining useful lives. We also note that the estimated daily time charter equivalent rates are based on the trailing 10 -year historical average rates, based on quarterly average rates published by a third-party maritime research service. Given the volatility in charter rates that has existed in recent periods as well as the uncertainty that exists with respect to future charter rates that may be obtained for your vessels, please revise your discussion on page 58 to explain how your impairment analysis with respect to your vessels would be impacted in the event that current charter hire rates, 1-year historical or 5-year historical charter hire rates were used in estimating the discounted cash flows for your vessels for unchartered periods for purposes of your impairment analysis.

U.S. Securities and Exchange Commission

June 16, 2014

In performing an impairment analysis, the Company believes that the use of ten-year average historical rates is a conservative approach which considers the cyclical and volatile nature of charter rates in the shipping industry, providing potential investors with the most accurate estimate as to how the Company’s future results may be impacted by changing charter hire rates. In response to the Staff’s comment, the Company has added disclosure under the heading “Critical Accounting Policies—Vessel Impairment” to explain how its impairment analysis would be impacted in the event that 5-year historical charter rates were used in estimating the discounted cash flows for its vessels.

However, in addition to the cyclical and volatile nature of the shipping industry, there are several long-term factors, such as the fluctuation of vessel values, changing market conditions, the size of the worldwide fleet, changes in trading patterns, and competition with other methods of transportation for oil, the impact of which the Company believes would not be accurately reflected using current and 1-year historical charter hire rates. Accordingly, the Company believes that a sensitivity analysis to demonstrate how the use of current and 1-year historical charter rates would impact its impairment analysis would not provide reliable estimates or useful information to potential investors, and accordingly, has not included this information in the prospectus.

33.	We note that you have included a table on page 59 which indicates the aggregate carrying values of your various types of vessels as of December 31, 2013 and 2012 and also discloses an estimate of the amounts by which the aggregate carrying values of your vessels at each these dates exceeds their aggregate market values. Please consider revising your disclosure on page 59 to include a table listing each of your vessels and their related carrying values by type, and indicating for each vessel whether their estimated market value is above or below their carrying value. We believe this additional disclosure will provide investors with an indication of the estimated magnitude of any potential aggregate impairment charge related to your vessels, if you decide to sell a particular vessel in your fleet.

The Company respectfully advises the Staff that it conducts its impairment analysis at the fleet level, rather than on an individual basis by vessel, as detailed in the Company’s response to comment #31. Consistent with this approach and in accordance with IFRS, the Company presents the estimated carrying values and market values of its vessels in the aggregate by vessel type, which the Company believes provides potential investors with a useful indication of the magnitude of a potential aggregate impairment charge. The Company further advises the Staff that under IFRS, the Company is not required to provide the breakdown of estimated carrying values and market values by individual vessel, and the Company believes that such information is subject to uncertainty and misinterpretation such that it would not provide useful information to potential investors.

U.S. Securities and Exchange Commission

June 16, 2014

Drydocking-Component Approach, page 60

34.	We note from your discussion on page 60 that within the shipping industry, there are two methods that are used to account for drydockings: (1) to capitalize drydocking costs as incurred (deferral method) and amortize such costs over the period to the next scheduled drydocking (typically over 5 years) and (2) expense drydocking costs as incurred. However, based on the discussion on page 60, it is unclear which method you use. Please revise your discussion on page 60 to clearly explain which of these methods is used to account for your drydocking costs. Your summary of your significant accounting policies included in Note 1 to your financial statements should also be revised to include this disclosure.

In response to the Staff’s comment, the Company has revised the referenced disclosure to clarify that it accounts for drydocking costs by capitalizing these costs as incurred, subject to materiality thresholds.

Contractual Obligations, page 74

35.	Given the significant changes in your contractual obligations that have occurred subsequent to December 31, 2013 as described in the introductory paragraph to your capitalization table on page 43, please consider including a pro forma table of your contractual obligations as of December 31, 2013. Your pro forma table should include detailed footnote disclosures describing the nature and amounts of the adjustments made to your historical contractual obligations to arrive at the pro forma amounts.

The Company respectfully advises the Staff that it has included an updated contractual obligations table as of March 31, 2014, and a pro forma contractual obligations table to give effect to material changes in the Company’s contractual obligations subsequent to March 31, 2014.

The International Oil Tanker Shipping Industry, page 76

Overview of the Offshore Oil and Gas Industry, page 93

36.	Please indicate, if true, that you believe and act as though the information concerning industry and market data in these sections is reliable. If you do not, please remove it.

In response to the Staff’s comment, the Company has included the requested disclosure in the introductory paragraph of the sections entitled “The International Oil Tanker Shipping Industry” and “Overview of the Offshore Oil and Gas Industry.”

U.S. Securities and Exchange Commission

June 16, 2014

Business, page 101

Greenhouse Gas Regulation, page 112

37.	Please define MEPC in this section. Management, page 116

In response to the Staff’s comment, the Company has defined “MEPC” as the Marine Environment Protection Committee.

38.	Please provide the date of expiration of the current term of each of your directors. Refer to Item 6.C.1 of Form 20-F.

In response to the Staff’s comment, the Company has added the date of expiration of the current term of each of its directors.

Board of Directors and Committees, page 119

Audit Committee, page 119

39.	We note your disclosure here that your audit committee consists of four independent directors yet you state on page 120 that your audit committee is currently comprised of three independent directors. Please revise or advise.

The Company confirms to the Staff that its audit committee consists of four independent directors. The Company has revised the referenced disclosure to rectify this discrepancy.

Certain Relationships and Related Party Transactions, page 121

Registration Rights Agreements, page 121

40.	We note the disclosure indicating you expect to enter into a registration rights agreement for the benefit of certain of your affiliates, including Mr. Marc Saverys, including Saverco, and Mr. Peter Livanos, including Tanklog. Please revise your disclosure on page 121 to disclose the significant terms of this registration rights agreement. MD&A and the notes to your financial statements should also disclose the significant terms of this agreement if you plan to enter into this agreement prior to or in connection with the offering.

The Company respectfully advises the Staff that the terms of the referenced Registration Rights Agreement are currently under negotiation. The Company confirms to the Staff that it will disclose the significant terms of the Registration Rights Agreement when such terms are finalized, and it will file such agreement as an exhibit to its registration statement if it is entered into prior to or in connection with the offering.

Security Ownership, page 124

41.	We are unable to locate footnote 3 in this table. Please revise or advise.

The Company respectfully advises the Staff that the security ownership table has been revised to include the referenced footnote.

U.S. Securities and Exchange Commission

June 16, 2014

42.	Please disclose the percentage of ordinary shares held and the number of record holders in the United States. Refer to Item 7.A.2 of Form 20-F.

In response to the Staff’s comment, the Company has revised the section entitled “Security Ownership of Certain Beneficial Owners, Management and Selling Shareholders” to disclose the percentage of ordinary shares held and the number of record holders in the United States.

43.	Please provide the addresses of the selling shareholders. Refer to Item 9.D.1 of Form 20- F.

The Company confirms that it will include the addresses of the selling shareholders in the section entitled “Security Ownership of Certain Beneficial Owners, Management and Selling Shareholders” when the selling shareholders are identified.

44.	For each of the entities listed in the table, please provide the natural person who has voting or dispositive power over the shares listed.

The Company respectfully advises the Staff that the entities listed in the security ownership table are, under Belgian law, the actual holders of the ordinary shares, and such entities can either vote on these shares directly or grant proxy to another entity or individual to vote on their behalf. The Company is not aware, nor is it possible to determine, how each such entity is internally structured in terms of authority over corporate actions, including voting power. Accordingly, the Company has not updated the security ownership table to disclose the natural person who has voting or dispositive power over the ordinary shares listed because such information is not known to the Company.

45.	When you know who the selling shareholders will be, please tell us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. If any of the selling shareholders are broker-dealers or affiliates of broker-dealers, please disclose in your Underwriting section that such sellers are underwriters or provide an analysis as to why you believe such persons are not acting as statutory underwriters.

The Company confirms that, when it identifies the selling shareholders, it will advise the Staff whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. To the extent any such selling shareholders are broker-dealers or affiliates of broker-dealers, the Company confirms that it will disclose, under the section entitled “Underwriting,” that such selling shareholders are statutory underwriters or will provide an analysis to the Staff as to why the Company believes that such persons are not acting as statutory underwriters.

U.S. Securities and Exchange Commission

June 16, 2014

46.	For any selling shareholders that you do not identify as statutory underwriters, please disclose in your Underwriting section that all other selling shareholders may be deemed to be underwriters.

The Company confirms that it will include the requested disclosure when the selling shareholders are identified.

Tax Considerations, page 132

Belgian Tax Considerations, page 139

47.	We note that you intend to provide a tax opinion related to the tax consequences discussed in this section. Please revise the disclosure in this section to provide that it is the opinion of counsel.

In response to the Staff’s comment, the Company has revised the section entitled “Belgian Tax Considerations” to provide that the disclosure contained therein is the opinion of Argo Law, the Company’s Belgian counsel.

48.	Please revise the first sentence in this section to remove the words “summary” and “certain.” Also, please revise this section to state that investors are encouraged to consult their own tax advisors rather than stating that they “should” consult their own tax advisors.

In response to the Staff’s comment, the Company has removed the words “summary” and “certain” from the introductory sentence of the section entitled “Belgian Tax Considerations.” In addition, the Company has revised the referenced disclosure to state that investors are “encouraged to consult their own tax advisors.”

49.	Please define OFP the first time it is used in this section.

In response to the Staff’s comment, the Company has defined OFP as an “Organization for Financing Pensions.”

Underwriting, page 143

50.	Please provide the address for the underwriters. Refer to Item 9.B.1 of Form 20 -F.

In response to the Staff’s comment, the Company has provided the address for each underwriter under the section entitled “Underwriting.”

Experts, page 147

51.	Please delete the language “subject to the availability and reliability of the data supporting the statistical information presented in this prospectus” in the second and third paragraphs in this section as it negates any statement regarding the accuracy of the information or revise to state in an appropriate place that you believe and act as though the information is reliable.

U.S. Securities and Exchange Commission

June 16, 2014

The Company respectfully advises the Staff that it has revised the introductory paragraph in the sections entitled “The International Oil Tanker Shipping Industry” and “Overview of the Offshore Oil and Gas Industry” to state that subject to the disclosed limitations described, the Company believes and acts as through the industry and market data presented is reliable, in accordance with comment #36.

Exhibits

52.	We note that Energy Maritime Associates provided the industry and market data in the Overview of the Offshore Oil and Gas Industry section. Please file a consent for Energy Maritime Associates pursuant to Rule 436 of the Securities Act as an exhibit to your registration statement, if you commissioned the research.

The Company confirms that it will file a consent of Energy Maritime Associates as an exhibit to its registration statement, and has revised the exhibit list to include such consent.

53.	We note that you have a number of long-term charter agreements and service contracts. Please file the long-term charter agreements and service contracts as exhibits or tell us why such agreements are not material to you.

The Company respectfully advises the Staff that it does not plan to file its long-term charter agreements and service contracts as exhibits to the registration statement because the Company does not consider such agreements to be material contracts not within the ordinary course of business within the meaning of Item 601(b)(10) of Regulation S-K. Item 601(b)(10)(i) of Regulation S-K defines a material contract, in relevant part, as a “contract not made in the ordinary course of business which is material to the registrant.” According to Item 601(b)(10)(ii) of Regulation S-K, if a contract is of the type that ordinarily accompanies the kind of business conducted by the registrant, the contract will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the categories set forth in subsections (A) through (D) thereof. Item 601(b)(10)(ii) further provides that even if the contract falls within one or more of the specified categories, it need not be filed if it is immaterial in amount or significance. The categories specified in Item 601(b)(10)(ii) (A), (C) and (D) are inapplicable to the Company’s charter agreements and service contracts. Subsection (B) requires the filing of any contract upon which the registrant’s business is substantially dependent.

The Company does not believe that its business is substantially dependent on any one of its charter agreements or service contracts. As described in the Amended Draft Registration Statement, the Company’s strategy is to maximize its exposure to the spot market by actively managing the employment of its operating fleet between short-term spot market voyages and long-term charters and service contracts. The Company currently owns and operates a fleet of 41 vessels (including four chartered-in vessels), of which 31 are employed either directly in the spot market or in a spot market-oriented pool, eight operate on long-term charter agreements and two operate under service contracts.

U.S. Securities and Exchange Commission

June 16, 2014

In addition, the Company’s eight long-term charters are with five different counterparties, with each such charter accounting for less than 5% of the Company’s total operating revenues for the three months ended March 31, 2014. Accordingly, the Company believes that its business is not substantially dependent on any one long-term charter or service contract.

Furthermore, the Company believes that if any of its charter agreements were to be terminated, the Company could replace such agreement with a new agreement or employ such vessel in the spot market in a relatively short period of time at a comparable rate, because the Company believes that industry trends indicate that demand for seaborne transportation of oil will continue to increase over the coming years. Increases in oil consumption, which in 2013 accounted for approximately one-third of global energy consumption, as well as a shift in global refinery capacity to the emerging markets, has resulted in growing oil trade distances and increasing tanker ton mile demand. In particular, seaborne crude oil imports have increased significantly in China and India to meet rising demand, with Chinese and Indian crude oil imports increasing by 212.1 million tons and 117.8 million tons, respectively, during the period from 2000 to 2013. The Company believes that this global demand for oil and attendant increase in ton miles over longer trade distances will support continued demand for tanker capacity in the coming years, as described in “Prospectus Summary — Positive Industry Fundamentals.” Given the historical and expected robust demand for the seaborne transportation of oil, in the event that any one of its long-term charter agreements were cancelled or suspended, the Company believes that it would be able to replace its existing charter agreements, either on new long-term charters or on shorter-term contracts through the spot market on comparable rates, without a material loss of revenues, which is discussed below. As such, the Company does not believe it is substantially dependent on any one of these agreements.

Finally, to the extent that the Company’s charter agreements and service contracts may be terminated by a charterer other than pursuant to the specific circumstances contained therein, the Company would vigorously pursue any and all claims for damages and the other remedies available to it, which, if successful, would offset the temporary negative impact on its revenues. While any termination of a charter agreement or service contract could have a temporary negative impact on the Company’s revenues (as the case may be, offset by early termination fees in the event of cancellation by a charterer), any such termination would not have a long-term impact on its business. For the reasons set forth above, the Company does not believe that its business is

U.S. Securities and Exchange Commission

June 16, 2014

substantially dependent on any of its contracts with these customers, and since they were entered into in the ordinary course of business, it does not believe that these agreements are material contracts that would be required to be filed pursuant to Item 601(b)(10) of Regulation S-K. The Company also respectfully notes that a review of the Commission filings of other international shipping companies would reflect a similar position taken by those companies.

The Company believes that its current vessel disclosure regarding its charter agreements and service contracts, including vessel specifications, counterparty and expiry date, and its financial disclosure, which presents vessel earnings on an aggregate basis, provides investors with all the material terms of these contracts and is consistent with industry disclosure. The Company undertakes to periodically review how it discloses the material terms of its charter agreements and service contracts to ensure meaningful information is provided to investors.

Consolidated Statement of Financial Position, page F -3

54.	We note the disclosure in the first paragraph on page 69 which indicates that you have the option to convert your perpetual convertible preferred equity shares into ordinary shares if your share price reaches a certain level over a certain period of time and your ordinary shares have been admitted to listing on the New York Stock Exchange or Nasdaq Stock Exchange. We also note that you expect to exercise this option and issue up to 9,459,288 ordinary shares at the closing of the offering upon the conversion of the remaining 30 outstanding perpetual convertible preferred equity shares. We further note from the disclosure on page F-47 of your financial statements that subsequent to December 31, 2013, a significant portion of your outstanding convertible notes were converted into your ordinary shares. Given these significant changes in capitalization that will occur prior to or in connection with your planned public offering, please revise to include a pro forma balance sheet alongside your historical balance sheet on page F-4 giving effect to these changes in capitalization. The notes to your financial statements should also be revised to explain the nature of the pro forma presentation. Your capitalization table on page 43 should also show all of these changes in capitalization that will occur in connection with your planned public offering in the as adjusted column.

The Company respectfully advises the Staff that it has included in the Amended Draft Registration Statement, its unaudited condensed consolidated interim financial statements as of and for the three months ended March 31, 2014 and 2013, and the notes thereto, and an updated capitalization table, which reflect significant changes in the Company’s capitalization during the period subsequent to December 31, 2013 and through March 31, 2014. The Company will adjust the capitalization table to give effect to significant changes in the Company’s capitalization that have occurred subsequent to March 31, 2014 and which are expected to occur at the closing of the offering.

U.S. Securities and Exchange Commission

June 16, 2014

Note 1 – Significant Accounting Policies, page F-11

2.C Functional and presentation currency, page F-11

55.	We note from the disclosure on page F-60 of your financial statements that the Group’s exposure to currency risk is related to its operational expenses (excluding depreciations) expressed in Euros. We also note that in 2013 about 55% (2012: 51% and 2011: 61%) of the Group’s total operational expenses were incurred in Euros and revenues and financial instruments are expressed in U.S. dollars only. Given that your revenues are generated primarily in U.S. dollars but a significant portion of your expenses are incurred in Euros, please revise your accounting policy disclosures on page F-11 to explain how the factors outlined in paragraphs 9 through 13 of IAS 21 were considered in determining that the company’s functional currency is the U.S. dollar.

The Company respectfully advises the Staff that it has revised the Amended Registration to correctly refer to the referenced expenses as “operating expenses” rather than “operational expenses.” For the year ended December 31, 2013, 55% of the Company’s operating expenses was incurred in Euros. The Company further advises the Staff that operating expenses, however, are only a small portion of the Company’s total expenses (which also includes voyage related expenses, bunker/port costs, bareboat charter expenses, time charter-in expenses, and finance expenses, all of which are denominated in U.S. dollars). Accordingly, the Company has not revised its accounting policy disclosure.

Note 2 – Segment reporting, page F-27

56.	We note the disclosure included in Note 2 which indicates that it was decided by the Chief Operating Decision Makers (“CODM”) to present the figures per segment based on proportionate consolidation for the joint ventures and not by applying the equity method of accounting. Since you account for your interests in the joint ventures using the equity method of accounting for purposes of your consolidated financial statements, please clarify how your CODM reviews the revenues and related results of operations for your two segments for purposes of making decisions about allocating resources to your segments and for purpose of assessing their performance pursuant to the guidance in paragraph 25 of IFRS 8. Your response should clearly indicate whether proportionate consolidation or the equity method of accounting is used in the primary measures used by your CODM for each of these purposes.

The Company advises the Staff on a supplemental basis that when CODM assesses the performance of the two identified segments and decides on the allocation of resources between and to each of the segments, the figures are presented following the proportionate method of accounting. If vessels that are operated in a joint venture would be accounted for by applying equity accounting, details such as revenue and finance cost would disappear and would give a distorted view. Vessels that are operated in a joint venture are therefore shown following the same percentage of ownership when presenting actual figures and are also taken at the same percentage when forecasting revenue, profit (loss) and cash flows. Eventually the generated cash by these vessel will be distributed to the Company following the same percentage as dividend or shareholders loan repayments.

U.S. Securities and Exchange Commission

June 16, 2014

Note 14 - Earnings Per Share, page F-45

Number of ordinary shares (diluted) , page F-46

57.	Please revise the table at the bottom of page 46 to also include the outstanding options to acquire 1,750,000 of your common shares issued during 2013 as it appears these shares could also dilute basic earnings per share in the future but were not included in the computation of earnings per share for 2013 because their impact was anti-dilutive. Refer to the disclosure requirements outlined in paragraph 70c of IAS 33.

The Company confirms that it has revised the referenced table to include the outstanding options to acquire 1,750,000 of its ordinary shares issued in 2013.

Other

58.	Please provide a currently dated consent from the independent registered public accountants in upon the public filing of your Form F-1 registration statement.

The Company confirms that it will include a currently dated consent of its independent registered public accounting firm as an exhibit to its registration statement on Form F-1 that is publicly filed via EDGAR.

* * * *

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223, Robert Lustrin at (212) 574-1420, Keith Billotti at (212) 574-1274 or Filana Silberberg at (212) 574-1308.

Very truly yours, SEWARD & KISSEL LLP

By	/s/ Gary J. Wolfe
Gary J. Wolfe, Esq.